

Mail Stop 4546

June 9, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

> **Re: Rasna Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-191083**

Dear Mr. Tripp:

We have reviewed your June 5, 2017 response to our verbal comments and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments verbally communicated to you on May 24, 2017.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
4. Goodwill and Intangible Assets
Intangible Assets, page 12

1. We have reviewed your response to prior comment one. We do not believe your response provides sufficient support that the NPM1 molecular target had alternative future uses on the acquisition date. While it appears you hoped that you would develop various drugs using the NPM1 molecular target upon acquisition, it does not appear that you had identified any specific R&D projects (i.e. drug candidates) on the acquisition date. In this regard, your response indicates you identified actinomycin D and other

small molecular drug candidates subsequent to the acquisition. Please revise your financial statements to expense the NPM1 molecular target as of the acquisition date in accordance with ASC 730-10-25.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance